UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Urban Television Network Corporation
                                (Name of Issuer)



                                  Common stock
                         (Title of Class of Securities)



                                   917068 20 7
                                 (CUSIP Number)



                                  Randy Moseley
                            Executive Vice President
                           2707 South Cooper Suite 119
                             Arlington, Texas 76015
                                 (817) 303-7449
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 11, 2005
             (Date of Event which Requires Filing of this Statement)



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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917068 20 7

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Colinas Investment Group, Inc.
     38-3691702
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    8,112,898
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    8,112,898
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     8,112,898
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.99%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

CUSIP No. 917068 20 7

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This Schedule 13D dated November 11, 2005, of Urban Television Network Corporation, a Nevada corporation (the "Issuer"), is filed to reflect the Information required pursuant to Rule 13d-2 of the Securities and Exchange Act Of 1934, as amended (the "Act"), relating to common shares, $0.0001 par value Per share (the "Common Stock"), of the Issuer.

     The principal executive offices of the Issuer are located at 2707 South Cooper, Suite 119, Arlington, Texas 76015.

-----------------------------------------------------------------------------
Item 2.  Identity and Background.

(I) Colinas Investment Group, Inc.

This statement is being filed on behalf of Colinas Investment Group, Inc., a Nevada corporation. Colinas Investment Group, Inc. is engaged in Investment holdings in media properties, including television. The address of Colinas Investment Group, Inc.'s principal office is 18153 S. Highway 377, Suite 201, Fort Worth, Texas 76126.

Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of the Filing Party follows:

Board of  Directors  and  Executive  Officers of Colinas  Investment  Group,Inc.
--------------------------------------------------------------------------------
Business                          Principal                          Occupation/
--------------------------------------------------------------------------------
Name                 Address                 Position                 Employment
--------------------------------------------------------------------------------
Richard  Halden  *  Chief  Executive   Officer  R.  J.  Halden  Holdings,   Inc.
--------------------------------------------------------------------------------
Saron        Wright        *        Director        Wright         Entertainment
--------------------------------------------------------------------------------
William    Tyson    *    Director,    Secretary    William    D.    Tyson    DDS
--------------------------------------------------------------------------------
Joel    Klapprodt    *    Director    Klapprodt's    Kustom    Pools    &   Spas
--------------------------------------------------------------------------------

     * The business address of the executive officers and directors listed above Is 18153 S. Highway 377, Suite 201, Fort Worth, Texas 76126.

(d) - (e) During the last five years, no executive officer, director, or control person of Colinas Investment Group, Inc. has (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The filing party is a United States corporation.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     Since October 20, 2005, Colinas Investment Group, Inc. acquired 8,112,898 Shares of Common Stock of Issue through the exchange of Colinas Investment Group, Inc. shares with certain shareholders of the Issuer.

     In summary, Reporting Person has acquired a total of Eight Million One Hundred Twelve Thousand Eight Hundred Ninety Eight (8,112,898) common shares of the Issuer's common stock directly from shareholders of the Issuer. Reporting Person has acquired a 5.99% majority interest in the Issuer's common stock.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

(I) Colinas Investment Group, Inc. has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs
(a) through (j) of this Item 4. Colinas Investment Group, Inc. has acquired the securities of the Issuer for general investment purposes. Colinas Investment Group, Inc. is not a party to any agreement to acquire any additional securities at this time. Notwithstanding the foregoing, Colinas Investment Group, Inc. retains the right to change its investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or a part of the securities beneficially owned by it in any manner permitted by law.






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

CUSIP No. 917068 20 7

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Item 5.  Interest in Securities of the Issuer.

(I) Colinas Investment Group, Inc.

(a) As of the date of this report, Colinas Investment Group, Inc. beneficially owns an aggregate of 8,112,898 shares of Common Stock, which represents 5.99% of the Issuer's Common Stock, based upon 135,422,900 shares outstanding.

(b) As of the date of this report, Colinas Investment Group, Inc. has the sole power to vote or direct the voting of, or dispose or direct the disposition of 8,112,898 shares of the Issuer's Common Stock. The Filing Party shares the power to vote or direct the vote and to dispose or direct the disposition of the 8,112,898 shares of Common Stock directly owned by it with its officers, Mr. Richard Halden, Mr. Wright, Mr. Tyson and Mr. Klapprodt, and with its shareholders.

(c) Colinas Investment Group, Inc. has not effected any transactions in the class of securities described in the past 60 days.

(d) Not applicable.

(e) Colinas Investment Group, Inc. is the beneficial owner of 5.99% of the Issuer's Common Stock which represents more than a 5% ownership position.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         None

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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 18, 2005                        Colinas Investment Group, Inc.

                                                 By:  /S/ Richard Halden
                                                 -------------------------------
                                                 Name:   Richard Halden
                                                 Title:  Chief Executive Officer












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